UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ  02.558.157/0001-62 - NIRE  35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 90th MEETING OF THE

AUDIT AND CONTROL COMMITTEE

1. Place, date, time and attendance: At Av. Eng. Luiz Carlos Berrini, 1376, 32º floor, Brooklin, city and State of São Paulo, on February 18, 2016 at 2 p.m., with attendance by Committee Chairman, Board of Directors Member Mr. Luis Javier Bastida Ibarguen and Committee members, Board of Directors Member Messrs. Antonio Gonçalves Oliveira and Narcís Serra Serra. Also present were the Chief Financial Officer, Investor Relations and Corporate Resources Officer Mr. Alberto Manuel Horcajo Aguirre; the Vice-President of Corporate Resources Mr. Bruno Gentil; the Finance Officer Ms. Paula Bragança França Mansur; the Accounting Officer Ms. Diana Policarpo Damião Choucair Ramos; the Company’s Accountant Mr. Carlos Cesar Mazur; the Investor Relations Officer Mr. Luis Carlos Plaster; the Investor Relations Manager Ms. Maria Tereza Ali Pelicano; the Intervention, Inspection and Internal Corporate Audit Officer Mr. Juan Diaz Carmona; the Intervention Officer Ms. Ana Maria Cerna; the Inspection Manager Mr. Roberto Tezzon; the Financial Audit Manager Mr. Marcelo Copiano; the Technology and Processes Audit Manager Mr. Marcos Eduardo de Pina; the Risks Division Manager Mr. Fabiano Fernandes Faustino; and the Corporate and Business Affairs Officer Ms. Carolina Simões Cardoso as the Meeting Secretary, in addition to representatives of Ernst & Young Terco Auditores Independentes, Messrs. Ezequiel Rodrigues, Cassio Barbosa and Luis Monti (the latter by conference call from Madrid, Spain).

2. Resolutions:

2.1. Consideration of the Financial Statements, together with the Opinion from the Independent Auditors and Annual Management Report relative to the fiscal year ended December 31, 2015 (“Financial Statements”): The Accounting Officer Ms. Diana Policarpo Damião Choucair Ramos, together with the Company’s Accountant Mr. Carlos Cesar Mazur, presented the results of the fiscal year ended December 31, 2015, answering questions related to the financial statements, especially the balance sheet, income statement, among others. Afterwards, the Investor Relations Officer, Mr. Luis Carlos Plaster and the Investor Relations Manager Ms. Maria Tereza Ali Pelicano presented the highlights of the Management Report. Representatives of the independent auditors, Ernst & Young Terco Auditores Independentes, Messrs. Luis Monti, Ezequiel Rodrigues and Cassio Barbosa, having been asked by the Chairman of the Audit Committee, said they had no reservations regarding the Financial Statements. It was clarified that the Financial Statements would be submitted to the Fiscal Board and to the Board of Directors at meetings to be held on February 19, 2016. The members of the Committee, having analyzed the information and the comments from the external and internal auditors, issued a favorable opinion without reservation, which was filed at the Company’s headquarters as an Annex to these minutes, recommending to the Board of Directors the approval of these documents.

2.2. Consideration of the Proposal for Capital Budget for the fiscal year ending on December 31, 2016: The Finance Officer Mrs. Paula Bragança França Mansur presented the Proposal for Capital Budget for the fiscal year ending December 31, 2016. She explained that such information would be submitted to the Fiscal Board and to the Board of Directors at meetings to be held on February 19, 2016. The members of the Committee, having examined such information, issued a favorable opinion without reservations, which was filed at the Company’s headquarters as an Annex to these minutes, and agreed to recommend to the Board of Directors the approval of the document.

Extract from the Minutes of the 90th Meeting of the Audit and Control Committee Pg. 1/2

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ  02.558.157/0001-62 - NIRE  35.3.0015881-4

2.3. Consideration of the Proposal for Income Allocation for the fiscal year ended December 31, 2015: the Finance Officer, Ms. Paula Bragança França Mansur, presented the Proposal for Income Allocation for the fiscal year ended December 31, 2015. She clarified that the information would be submitted to the Fiscal Board and to the Board of Directors at meetings to be held on February 19, 2016. The members of the Committee, having analyzed the information, issued a favorable opinion to the Board of Directors without reservation, which was filed at the Company’s headquarters as an appendix to these minutes, recommending to the Board of Directors the approval of this document.

Since there was no other business to be transacted, the meeting was closed and these minutes were drawn-up. (signatures) Luís Javier Bastida – Committee Chairman; Antonio Gonçalves Oliveira – Member of the Board of Directors; Narcís Serra Serra – Member of the Board of Directors; Carolina Simões Cardoso – Secretary of the Meeting.

I hereby certify that the resolution recorded in these minutes appears in the minutes of the 90th Meeting of the Audit and Control Committee of Telefônica Brasil S.A., held on February 18, 2016, which was drawn-up in the proper book.

Carolina Simões Cardoso

Secretary of the Meeting

Excerpt from the Minutes of the 90th Meeting of the Board of Directors Pg. 2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 24, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director